                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2003



             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

         For the transition period from            to
                                        ----------    ----------

                          Commission file number 1-9148
                                                 ------




                         THE BRINK'S COMPANY 401(k) PLAN
                            (Full title of the Plan)




                               THE BRINK'S COMPANY
          (Name of the issuer of securities held pursuant to the Plan)


             P.O. BOX 18100
           1801 BAYBERRY COURT
           RICHMOND, VIRGINIA                               23226-8100
     (Address of issuer's principal                         (Zip Code)
           executive offices)

                         THE BRINK'S COMPANY 401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 2003 and 2002

         (With Report of Independent Registered Public Accounting Firm)

                         THE BRINK'S COMPANY 401(k) PLAN

                   Index to Financial Statements and Schedules

                           December 31, 2003 and 2002



                                                                          Pages
                                                                          -----

Report of Independent Registered Public Accounting Firm                    4

Financial Statements
--------------------

Statements of Assets Available for Benefits
   December 31, 2003 and 2002                                              5

Statement of Changes in Assets Available for Benefits
   Year Ended December 31, 2003                                            6

Notes to Financial Statements                                              7-13


Schedules
---------

Schedule H, Line 4i, -
Schedule of Assets (Held at End of Year) -
   December 31, 2003                                                       14

Schedule H, Line 4j, -
Schedule of Reportable Transactions
   Year Ended December 31, 2003                                            15


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required to be filed.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------



The Pension Committee of
  the Board of Directors
The Brink's Company:


We have audited the accompanying statements of assets available for benefits of The Brink's Company 401(k) Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP
Richmond, Virginia
June 16, 2004

THE BRINK'S COMPANY 401(k) PLAN
Statements of Assets Available for Benefits


                                                            December 31,
(In thousands)                                         2003              2002
-------------------------------------------------------------------------------
Assets
   Investments at fair value:
     The Brink's Company common stock           $      72,781           56,333
     Mutual funds                                     103,781           73,122
     Common trust funds                                20,088           15,393
     Notes receivable from participants                12,674           13,206
   Investments at contract value                       50,242           57,262
-------------------------------------------------------------------------------
Total investments                                     259,566          215,316

Receivables:
   Participant contribution                     $       1,154            1,257
   Employer contributions                                 515              699
   Interest                                                43               56
-------------------------------------------------------------------------------
Total receivables                                       1,712            2,012

Cash and cash equivalents                                  74                9
-------------------------------------------------------------------------------
Assets available for benefits                   $     261,352          217,337
===============================================================================


See accompanying notes to financial statements.

THE BRINK'S COMPANY 401(k) PLAN
Statement of Changes in Assets Available for Benefits


                                                      Year Ended December 31,
(In thousands)                                                  2003
------------------------------------------------------------------------------
Income:
   Dividends                                             $       3,757
   Interest                                                        740

Net appreciation in fair value of investments:
   Participant-directed                                         26,967
   Nonparticipant-directed                                      13,550
------------------------------------------------------------------------------
   Net appreciation                                             40,517

Contributions:
   Participant                                                  21,107
   Employer                                                     10,747
   Rollover                                                      1,310
------------------------------------------------------------------------------
Total additions                                                 78,178

Distributions to participants or beneficiaries                 (34,163)
------------------------------------------------------------------------------
Net increase                                                    44,015

Assets available for benefits:
   Beginning of year                                           217,337
------------------------------------------------------------------------------
   End of year                                           $     261,352
==============================================================================


See accompanying notes to financial statements.

                         THE BRINK'S COMPANY 401(k) PLAN


                          Notes to Financial Statements

                           December 31, 2003 and 2002


1.       Plan Information and Summary of Significant Accounting Policies

         In May 2003, The Pittston Company's shareholders approved a proposal to change its name to "The Brink's Company." The Brink's Company's shares now trade on the New York Stock Exchange under the symbol "BCO"; shares previously traded under the symbol "PZB."

         Also, in May 2003, The Savings-Investment Plan of The Pittston Company and its Subsidiaries was amended to change the name of the plan to The Brink's Company 401(k) Plan (the "Plan").

         Description of Plan
         -------------------
         The Plan is a voluntary defined contribution plan sponsored by The Brink's Company and participating subsidiaries (the "Company"). Employees of the Company who are not members of a collective bargaining unit (unless the collective bargaining agreement provides specifically for and the Administrative Committee has approved participation) are eligible to participate on the first day of the month following thirty days of full time service. Participants must complete six months of service before Company matching contributions commence. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         Withdrawals
         The Plan generally requires that pretax savings remain in the Plan while the participant is actively employed. However, the Plan allows two exceptions:

         (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions. After each of these withdrawals, employer matching contributions are suspended for six months.

         (b) If the participant has a "financial hardship" (as that term is defined by Internal Revenue Service ("IRS") guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age. After each hardship withdrawal, employee pretax contributions are suspended for twelve months.

         A participant may withdraw the following at any time without being suspended from the Plan in the following order:

         (a)      All or a portion of after-tax contributions;

         (b) All or a portion of earnings attributable to after-tax contributions;

         (c) All or a portion of Company matching contributions in respect to after-tax contributions made prior to January 1, 1985;

         (d)      Any rollover contributions.

         Certain withdrawals of vested Company matching contributions made after December 31, 1984 require the employer to suspend making matching contributions on behalf of the participant for a period of six months.

         Vesting Policy
         A participant is 100% vested in the value of his or her pretax contributions. Vesting in the Company matching contributions is based on years of service. Vesting in the Company matching contributions during 2003 was based on years of service as follows:

                  Less than 2 years                                None
                  2 but less than 3 years                          20%
                  3 but less than 4 years                          50%
                  4 but less than 5 years                          75%
                  5 or more years                                  100%

         If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

         Forfeitures by the participants of the nonvested portion of their account upon termination of employment with the Company are used to reduce future matching contributions of the Company to the Plan. Forfeitures reduced employer contributions by $711,000 in 2003. Employer contributions receivable are net of forfeitures of $71,000 and $31,000 at December 31, 2003 and 2002, respectively.

         Plan Termination
         ----------------
         Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or discontinue the Plan in whole or in part at any time by action of the Company's Board of Directors, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

         Basis of Presentation
         ---------------------
         The accompanying financial statements have been prepared on the accrual basis of accounting and present assets available for benefits and changes in those assets available for benefits.

         The fair value of common stock, mutual fund investments and common trust fund investments is determined by using quoted market prices. The contract value (contributions made plus interest accrued at the contract rate less withdrawals and fees) of certain investments approximates fair value. Participant notes receivable are valued at cost, which approximates fair value. The cost of securities sold is determined principally on the basis of average cost, at the time of sale. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date, and interest income is recorded on the accrual basis. Benefits are recorded when paid.

         Use of Estimates
         ----------------
         In accordance with accounting principles generally accepted in the United States of America, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ materially from those estimates.

         Risks and Uncertainties
         -----------------------
         The Plan provides for various investment options that may be exposed to various risks, such as interest rates, credit and overall market volatility. Because of this, values of investment securities are expected to be volatile which could adversely affect participants' account balances and the amounts reported.

2.       Participant Notes Receivable

         Participants can borrow, in exchange for a promissory note, up to the lesser of $50,000 or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. Repayments are generally made through level monthly payroll deductions. The term of a loan cannot exceed five years for general purpose loans and fifteen years for principal residence loans. The interest rate charged on a participant notes receivable is one percentage point above the prime rate as published in the Wall Street Journal. Interest paid by the participant is credited to the participant's account.

3.       Contributions

         Employee Contributions
         ----------------------
         In 2003, each participant could designate a contribution of up to the lesser of 12,000 or 30% of pretax earnings. Amounts contributed are subject to limitations under IRS non-discrimination tests. For purposes of determining Plan contributions, pretax earnings are defined as regular pay including commissions and certain bonuses, but excluding overtime, premium pay and allowances. Employee contributions may be divided among investment funds, in multiples of 1%, based upon the participant's election. Participants have the option to change their contribution percentages during each pay period.

         Participant contributions to the Plan may be invested in one of several investment funds managed by T. Rowe Price Trust Company ("T. Rowe Price") and two other fund alternatives not managed by T. Rowe Price. Prior to September 2002, participant contributions could be invested in The Brink's Company common stock. After September 2002, no future participant contributions could be directed into The Brink's Company common stock; however, existing participant-directed balances in The Brink's Company common stock were eligible to remain in The Brink's Company common stock.

         Employer Contributions
         ----------------------
         Company matching contributions are in the form of The Brink's Company common stock. Participants may transfer their matching contributions in The Brink's Company common stock to other investment options when the matching contributions vest. Effective June 1, 2003, the Plan was amended with respect to the rates at which the Company matches participant contributions as follows:



                                                 June 1, 2003        January 1, 2003
                                                      to                   to
                                               December 31, 2003       May 31,2003
           -------------------------------------------------------------------------
           Brink's, Incorporated                       75%                 100%
           Brink's Home Security, Inc.                 75%                  75%
           BAX Global Inc.                             75%                  75%
           Air Transport International, LLC            75%                  50%
           Pittston Coal Company                       75%                  50%
           Pittston Minerals Ventures                  75%                  50%
           Brink's Administrative Services             75%                 100%
           The Brink's Company                         75%                 100%

4.       Distributions

         Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of an employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash, except payouts from The Brink's Company stock fund which will be made in shares unless cash payment is specifically requested. The value of any fractional shares will be distributed in cash. The Plan requires that vested balances less than $5,000 at the date of termination are to be distributed from the Plan. If a participant's employment with the Company terminates and he or she has a vested account balance of more than $5,000, he or she may elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan. Participants who retire on or before their normal retirement date may elect to defer distribution until age 70 1/2. Participants who work beyond age 70 1/2, may defer distribution until they retire.

5.       Related Party Transactions

         Certain Plan investments are shares of mutual funds, common trusts, and investment contracts managed by T. Rowe Price, the Trustee. Additionally, the Plan invests in shares of The Brink's Company common stock. Such transactions are deemed to be party-in-interest transactions of the Plan as are all participant notes receivable.

         The Plan's investments in The Brink's Company common stock at December 31, 2003 and 2002, and purchases and sales during 2003, are as follows:


         (in thousands except per share amounts)          Shares       Fair Value       Cost
         -------------------------------------------------------------------------------------
         Shares held at December 31, 2002              3,048,299      $    56,333      65,852
         Purchases during 2003                           810,692      $    12,893      12,893
         Sales during 2003                               639,999      $    10,503      13,574
         Shares held at December 31, 2003              3,218,992      $    72,781      65,171

6.       Federal Income Taxes

         The Plan obtained its latest determination letter on July 2, 2003, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with Section 401(a) of the Internal Revenue Code ("IRC") and accordingly, the Plan is exempt from income tax under
         Section 501(a) of the IRC. The letter states that the Plan complies in form with the series of tax law changes collectively referred to as GUST. The Company is not aware of any actions or events which could jeopardize the tax-exempt status of the Plan.

7.       Investments

         During 2003, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:


                                                      Year Ended December 31,
                                                               2003
         --------------------------------------------------------------------
                                                          (In thousands)
         Appreciation of investments at fair value
           as determined by quoted market prices:
              The Brink's Company common stock          $     14,058
              Mutual funds                                    22,098
              Common trust funds                               4,361
         --------------------------------------------------------------------
                                                        $     40,517
         ====================================================================


         In 2003 and 2002, participants had the option to invest in the T. Rowe Price Stable Value Common Trust fund (the "Stable Value Fund") generally investing in money market funds, short-term investments and benefit-responsive investment contracts, including synthetic investment contracts, issued by banks, insurance companies and other high-quality issuers. The Stable Value Fund seeks to maintain a constant net asset value and, as a result, allows participants to withdraw all or a portion of their investment at contract value. The investment contracts held by the Stable Value Fund are nontransferable, but provide for these benefit-responsive withdrawals by Plan participants at the contract value.

         The Stable Value Fund is presented in the financial statements at contract value, as reported to the Plan by the Trustee. Generally, contract value approximates fair value. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value.

         The investments in the Stable Value fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based on the contract issuer's investment experience or on another formula applicable under the contract. The average yield on investments held by the fund was approximately 4.7% and 5.6% at December 31, 2003 and 2002, respectively. Maturities of the investment contracts held by the fund at December 31, 2003 ranged from 2004 to 2039 (December 31, 2002 ranged from 2003 to 2039).

         Investments at fair value or contract value which represent 5% or more of the assets available for benefits at December 31 are as follows:



                                                                             December 31,
                                                                     2003                    2002
         --------------------------------------------------------------------------------------------
                                                                             (In thousands)
           The Brink's Company common stock:
              Matching contributions (see notes 3 and 8)      $      69,458                  52,844
              Employee contributions (see note 3)                     3,323                   3,489
         --------------------------------------------------------------------------------------------
                                                                     72,781                  56,333

           T. Rowe Price Stable Value Common Trust Fund              50,242                  57,262
           T. Rowe Price Personal Strategy Balanced Fund             25,481                  19,037
           T. Rowe Price Equity Index Trust                          20,088                  15,393
           T. Rowe Price Blue Chip Growth Fund                       20,355                  15,931
           T. Rowe Price New Horizons Fund                           16,192                       *
           Notes receivable from participants                             *                  13,206
         --------------------------------------------------------------------------------------------

         * Less than 5% of assets available for plan benefits at the end of the year.


8.       Nonparticipant-Directed Investments

         In September 2002, the Plan was amended to allow participants to diversify their vested matching contribution investments in The Brink's Company common stock. As a result, the vested portion of the matching contribution investment in The Brink's Company common stock is considered participant-directed; however since changes in the components of vested and nonvested matching contribution investments cannot be separately determined, all vested and nonvested matching contribution investments in The Brink's Company common stock are disclosed as nonparticipant-directed in the financial statements.

         Information about the assets available for benefits and changes in assets available for benefits relating to the nonparticipant-directed investments is as follows:


                                                                   December 31,
         Nonparticipant-directed Investments               2003                    2002
         ---------------------------------------------------------------------------------
                                                                 (In thousands)
         Assets available for benefits:
           The Brink's Company common stock:
              Vested matching contributions         $      63,893                  49,414
              Nonvested matching contributions              5,565                   3,430
         ---------------------------------------------------------------------------------
                                                           69,458                  52,844

            Employer contributions receivable to
              nonparticipant-directed accounts                515                     699
         ---------------------------------------------------------------------------------
                                                    $      69,973                  53,543
         =================================================================================


                                                                Year Ended December 31,
         Nonparticipant-directed investments (continued)                 2003
         -------------------------------------------------------------------------------
                                                                    (In thousands)
         Changes in Assets available for benefits:
           Contributions to nonparticipant-directed accounts       $   10,747
           Dividends                                                      294
           Net appreciation                                            13,550
           Distributions to participants or beneficiaries              (4,809)
           Transfers to participant-directed investments               (3,352)
         -------------------------------------------------------------------------------
                                                                   $   16,430
         ===============================================================================


9.       Reconciliation to Form 5500

         The Form 5500 for the Plan reflects a reduction in assets for deemed distributions of certain participant loans in the statements of assets available for benefits as of December 31, 2003 and 2002, respectively. The accompanying financial statements do not include the reduction for deemed distributions as the participants to which deemed distributions relate continue to retain their assets within the Plan.

         The following reconciles assets available for benefits and benefits paid to participants from the Form 5500 to the Plan financial statements:


                                                                               December 31,
                                                                     2003                    2002
          -------------------------------------------------------------------------------------------
                                                                            (In thousands)
         Assets available for benefits per the Form 5500      $     261,231                 217,228
         Cumulative deemed distributions                                121                     109
         --------------------------------------------------------------------------------------------
         Assets available for benefits per the
           Statements of Assets
           Available for Benefits                             $     261,352                 217,337
         ============================================================================================




                                                         Year Ended December 31,
                                                                  2003
         -----------------------------------------------------------------------
                                                             (In thousands)
         Distributions to participants per the Form 5500    $    34,175
         Changes in the amount of deemed distributions              (12)
         -----------------------------------------------------------------------
         Distributions paid to participants per the
           Statements of Changes in Assets
           Available for Benefits                           $    34,163
         =======================================================================



                         THE BRINK'S COMPANY 401(k) PLAN
          Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
                                December 31, 2003
                      (In thousands, except share amounts)


Identity of                                                                                  Cost
Issuer, Borrower,          Description of Investment Including Maturity Date,           (nonparticipant-        Current
Lessor or Similar Party    Rate of Interest, Collateral, Par or Maturity Value           directed only)          Value
----------------------------------------------------------------------------------------------------------------------------
The Brink's Company*        3,218,992 shares of The Brink's Company common stock;
                               $1 par value                                              $    62,238              72,781

ING Investments, LLC        365,535 shares in the ING International Value Fund                                     5,523

Lord Abbett                 34,321 shares in Lord Abbett Mid Cap Value Fund                                          646

T. Rowe Price*              50,241,775 shares in the Stable Value Common Trust Fund                               50,242

T. Rowe Price*              373,129 shares in the Spectrum Income Fund                                             4,392

T. Rowe Price*              341,594 shares in the Equity Income Fund                                               8,253

T. Rowe Price*              650,720 shares in the Equity Index Trust                                              20,088

T. Rowe Price*              304,348 shares in the Small Cap Value Fund                                             8,945

T. Rowe Price*              652,912 shares in the New Horizons Fund                                               16,192

T. Rowe Price*              248,068 shares in the Personal Strategy Income Fund                                    3,440

T. Rowe Price*              1,542,423 shares in the Personal Strategy Balanced Fund                               25,481

T. Rowe Price*              378,603 shares in the Personal Strategy Growth Fund                                    7,311

T. Rowe Price*              75,594 shares in the Mid-Cap Growth Fund                                               3,243

T. Rowe Price*              715,459 shares in the Blue Chip Growth Fund                                           20,355

Notes receivable            Participant notes receivable at interest
  from participants*        rates ranging from 5.0% to 10.93%,
                            maturities not to exceed 5 years for
                            general purpose and 15 years for principal residence                                  12,674
------------------------------------------------------------------------------------------------------------------------
                                                                                                            $    259,566
========================================================================================================================


The cost of participant-directed investments is not required.
*Indicates a party-in-interest investment.
See accompanying Report of Independent Registered Public Accounting Firm.

                         THE BRINK'S COMPANY 401(k) PLAN
            Schedule H, Line 4j, Schedule of Reportable Transactions
                      For the Year Ended December 31, 2003
           (In thousands, except number of purchase and sale amounts)


                       Description of                                                                 Current
                       asset (include                                         Expense                 value of
                       interest rate and                                      incurred                asset on
Identity of            maturity in case        Purchase   Selling    Lease    with          Cost of   Transaction   Net gain
party involved         of a loan)              Price      Price      Rental   Transaction   Asset     Date          or (loss)
-----------------------------------------------------------------------------------------------------------------------------

The Brink's Company    The Brink's Company
                       common stock 30
                       purchases               10,997      N/A        N/A      N/A          10,997      10,997       N/A


The Brink's Company    The Brink's Company
                       common stock 222 sales    N/A      8,607       N/A      N/A          11,389       8,607      (2,782)


=============================================================================================================================

Transactions under an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account are not treated for purposes of line 4j as reportable transactions. Transactions listed represent a series of transactions in a security of the same issue in excess of 5% of the plan market value as of December 31, 2002. See accompanying Report of Independent Registered Public Accounting Firm.

                                  EXHIBIT INDEX


Exhibit Number         Description
--------------         -----------
        23             Consent of Independent Registered Public Accounting Firm



                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            The Brink's Company 401(k) Plan
                                            -------------------------------
                                                 (Name of Plan)


                                                /s/ Frank T. Lennon
                                        ------------------------------------
                                                (Frank T. Lennon
                                          Vice President-Human Resources and
                                        Administration of The Brink's Company)

Date: June 28, 2004